

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Mr. Brian P. Alessi
Chief Financial Officer
Emerging Vision, Inc.
520 Eighth Avenue
23rd Floor
New York, NY 10018

> **RE:** **Emerging Vision, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 1-14128**

Dear Mr. Alessi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief